

September 1, 2011

Via E-mail
Mr. Thomas A. Masilla
Chief Financial Officer
Westway Group, Inc.
365 Canal Street, Suite 2900
New Orleans, Louisiana 70130

> **Re:** **Westway Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 1-34586**

Dear Mr. Masilla:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Note 4 – Acquisitions, page 89

1.   We note that on May 28, 2009, you acquired the bulk liquid storage and liquid feed supplements businesses from ED&F Man group for consideration valued at $345.2 million, consisting of $103 million, 12.6 million Class B common shares, 18.7 million Series A convertible preferred shares, and as contingent consideration, another 12.2 million Series A convertible preferred shares.

We understand that you applied purchase accounting in recording the transaction and that ED&F Man group held 49.5% of your common shares immediately after the event. However, on pages 53 through 69 of the Schedule 14A that you filed on May 2, 2011, you identify various operating agreements governing matters such as molasses supply, storage strategy, interim credit, and office services; also a stockholder's agreement placing various corporation actions under restriction, subject to the concurrence of the ED&F Man group or subsidiary.

Please expand your disclosure to describe the level of influence held by the ED&F Man group affiliates through these various agreements and its holdings in common and preferred shares. Also specify the conversion terms, voting rights and other pertinent features of the convertible preferred shares. The extent of your support in identifying the minority shareholders should be clear.

Please submit the analysis that you performed in determining that the rights under the Stockholder's Agreement described on pages 57 and 58 of your Schedule 14A did not represent substantive participating rights, following the guidance in FASB ASC 810-10-25-11 through 13, if consistent with your view.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief